FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces 2D Marine Multi-Client

Strategic Agreement with Spectrum

PARIS, France – July 29 2011 –

CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it has signed a strategic agreement with Spectrum, a Norwegian multi-client company, for the contribution by CGGVeritas of its 2D Multi-client marine library for a consideration in cash and a major equity position in Spectrum.

CGGVeritas has reached a strategic agreement with Spectrum whereby Spectrum will purchase over 500,000 km of CGGVeritas 2D marine Multi-client library, not including select Joint Venture data such as the Kazakhstan library, for a consideration of $40 million to be paid in cash and in shares. With a 25% equity stake in the company, and as part of the agreement CGGVeritas will gain a seat on the Spectrum Board and will provide seismic expertise, technology and services including acquisition, processing and data management to the company.

Jean-Georges Malcor, CEO of CGGVeritas said: “We are very pleased to establish a strategic relationship with Spectrum, who is recognized in the industry for their expertise and commercial development of successful 2D marine libraries. Together, through our combined capabilities we will be able to better meet the 2D marine seismic requirements of our clients”

Closing is expected in mid-September and is subject to all necessary approvals. The two companies will work together to smoothly and effectively address prior CGGVeritas governmental and national agreements and obligations.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 29th, 2011	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary